OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

July 10, 2015

Via Electronic Transmission

Ms. Valerie Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re: Oppenheimer SteelPath Energy Equity Fund

File Nos.: 333-204627; 811-23061

Dear Ms. Lithotomos:

Thank you for your comments, dated July 1, 2015, to the registration statement on Form N-1A for Oppenheimer SteelPath Energy Equity Fund (the “Registrant” or the “Fund”) filed on June 1, 2015. Our responses are below. For your convenience, we have included each of your comments in italics below, followed by our response. The captions used below correspond to the captions the Fund uses in the registration statement and defined terms have the meanings defined therein.

Prospectus

General

1.	The Fund will invest in “energy-related opportunities across the energy value chain.” Please explain what the term “energy value chain” is intended to convey. If the meaning of the term is explained in the prospectus, please specify the location.

We have added the following description to the disclosure you reference: “, which refers to the chain of activities in which such companies participate. The energy value chain is typically divided into upstream, midstream and downstream activities, and the companies that participate in such activities are typically described by their position on the energy value chain.”

Fees and Expenses of the Fund (p. 2)

2.	According to footnote 2 to the fee table, the expenses will be reduced by waiver/reimbursement for the duration of the contract which is in effect for one year from the date of the prospectus. Therefore, the second and third year expenses will not be reduced. Please confirm that the Example will be calculated accordingly.

We confirm that the Example’s second and third year expenses are calculated accordingly.

3.	Footnote 2 to the fee table states that the fee waiver and/or expense reimbursement will exclude “any subsidiary expenses.” What is meant by the reference to “subsidiary expenses?” Does the Fund intend to have a subsidiary? We may have further comments.

The Fund does not currently intend to have a subsidiary. The reference to “subsidiary expenses” means the expenses associated with an offshore subsidiary. The disclosure reflects the terms of the agreement between the Board of the Fund (and other Oppenheimer funds that apply class-level expense caps) and the investment manager concerning only “any applicable” subsidiary expenses (as indicated before the list of exclusions). Although the Fund does not currently intend to have a subsidiary, we believe it is appropriate to reflect the terms of the entire arrangement as agreed upon. The term “any applicable” makes clear that the waiver/reimbursement excludes from the expense caps certain expenses were such expenses to apply in the first place.

Principal Investment Strategies (pp. 2-3)

4.	The name of the Fund includes the word “Energy” and the Fund intends to invest at least 80% of its net assets in equity securities of energy companies and “companies that stand to benefit from energy-related activities.” The terms “companies that stand to benefit from energy-related activities” and “benefit directly or indirectly” are very broad categories. Please disclose examples of what companies are encompassed by that phrase. Depending on your response, we may have additional comments.

We have revised the disclosure to clarify that “the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of (i) energy companies and (ii) companies that may be expected to benefit, directly or indirectly, from energy-related activities.” We have further clarified in the disclosure that “[c]ompanies that may be expected to benefit, directly or indirectly, from energy-related activities, include for example oilfield servicing, steel production, manufacturing and engineering companies, and non-pipeline transportation and logistics companies, such as railroads and shipping companies.”

5.	“Other activities” related to energy include “industrials and transportation.” Please explain why these two categories should be included in “energy-related.” We may have additional comments.

As discussed in our response in Comment #4, we have clarified the types of energy-related activities with more specific examples of companies that may be expected to benefit, directly or indirectly from energy-related activities, rather than industrials and transportation.

6.	The Fund may invest in securities issued by open- and closed-end investment companies, including ETFs, however, no provision has been made in the fee table for Acquired Fund Fees and Expenses (“AFFE”). In the event the AFFE incurred exceeds 0.01% of the average net assets of the Fund, please include these fees and expenses in the fee table.

Since we do not currently anticipate that the Fund will have more than 0.01% of indirect expenses from its investments in other funds, we have not included an additional line for AFFE in the fee table. In the event the AFFE incurred exceeded 0.01% of the average net assets of the Fund, we would include AFFE in the fee table.

7.	Disclosure in the third paragraph in this section indicates that the Fund may invest in securities that may be rated or unrated. Please disclose, if applicable, that unrated securities may be in default.

Generally, we note that below-investment-grade securities include securities that may be in default. More specifically, the Fund does not intend to invest in default securities as a principal investment strategy. Therefore, we respectfully decline to make changes to the disclosure in this regard.

8.	Please confirm that all principal investment strategies of the Fund are summarized in Item 4 or revise the disclosure accordingly. See Items 4 and 9 of Form N-1A. Also, please revise the disclosure to explain in general terms how the Fund’s adviser decides which securities to sell. See Item 9(b)(2) of Form N-1A.

We confirm that all principal investment strategies of the Fund are summarized in Item 4. In addition, we have revised the last paragraph of the section “Principal Investment Strategies” to add the following: “The Fund may consider selling a security if any of these characteristics no longer applies, but it is not required to do so.”

9.	The third paragraph of this section (and other segments of the prospectus) discloses that the Fund may also purchase or sell derivatives. Please summarize in this section, and disclose more fully in the prospectus, all material aspects of the derivatives in which the Fund will invest. In this regard, see The Letter to Karrie McMillan, General Counsel, Investment Company Institute, from Barry D. Miller, Associate Director (July 30, 2010) http://www.sec.gov/divisions/investment/guidance/ici073010.pdf). Please disclose specifically why and when the Fund will invest in derivatives, distinguish the risks of purchasing and selling derivatives and disclose the creditworthiness standards the Fund will employ when selecting counterparties. Please disclose the limits on the amount of assets the Fund may subject to any counterparty.

As discussed in the third paragraph of this section, the Fund will invest in derivatives to seek income or capital gain, to hedge against the risks of other investments, as a substitute for direct investment, or to collateralize cash. In the statutory prospectus, we further state that derivatives may allow the Fund to increase or decrease its exposure to certain markets or risks for hedging purposes or to seek investment return. In the section “Risks of Credit Default Swaps” in the statutory prospectus, we state: “If the Fund is selling credit protection, there is a risk that a credit event will occur and that the Fund will have to pay the counterparty. If the Fund is buying credit protection, there is a risk that no credit event will occur and the Fund will receive no benefit for the premium.” Although the Fund does not have a specific limit on the amount of assets the Fund may subject to any counterparty, the Fund is subject to the Rule 35d-1 under the Investment Company Act, and thus may only invest up to 20% of its net assets in derivatives, thereby limiting the amount of assets that the Fund may subject to any counterparty.

10.	The types of energy companies the Fund intends to invest in are described as “upstream,” “midstream,” and “downstream.” The Fund may also invest in MLPs. The Statement of Additional Information includes risks associated with Upstream, Midstream, and Downstream MLPs. Please add disclosure in the prospectus regarding the Fund’s investments in these types of MLPs. Also, if appropriate, add risk disclosure for these types of investments.

We have deleted the disclosure in the Statement of Additional Information that defines Upstream, Midstream, and Downstream companies in the context of MLPs.

11.	The third to last paragraph of the Principal Investment Strategies section states that the Fund may buy or sell derivatives. Please disclose a comprehensive list of the types of derivatives that the Fund intends to use as a part of its principal investment strategy.

The types of derivatives the Fund generally intends to invest in primarily are listed in the third paragraph under the section you reference. Due to the summary nature of the Principal Investment Strategies section, and bearing in mind that the universe of derivatives is continually evolving, it is not practical to provide in that section a comprehensive list of all of the types of derivatives the Fund may invest in. A more expansive list is included in the statutory prospectus under “Derivative Investments” and in the SAI under “Derivatives and Hedging.” Relatedly, please note that we have clarified that the use of derivatives is not a principal investment strategy of the Fund.

Principal Risks (pp. 3-7)

12.	The last sentence in the paragraph titled “Principal Risks” states: “When you redeem your shares, they may be worth more or less than what you paid for them.” Please remove the words “more or” from the sentence as this is not risk disclosure.

The first sentence in that section indicates that “the Fund’s shares can go up and down substantially,” which describes the potential volatility associated with the Fund’s shares. We believe the statement “When you redeem your shares, they may be worth more or less than what you paid for them” tells the investor in plain English the result of such volatility. We do not believe the term “more or” misleads or confuses readers, or otherwise detracts from the risks disclosed in light of the disclosure in the same paragraph that indicates that broad changes in the markets or poor investment selection may cause the Fund to underperform and, even more bluntly, they can lose money by investing in the Fund. Accordingly, we do not believe that revision is necessary.

13.	Given that the Fund can invest in derivatives instruments, please disclose the maximum amount of assets that will be invested in derivatives. Please confirm that if the Fund counts derivatives towards its 80% test, it will do so based on the market value of the derivatives, rather than the notional value. Also, please distinguish purchasing derivatives from selling them and also disclose that derivative instruments may be used not only for hedging, but for speculative purposes.

Under the “Principal Investment Strategies” section, the Fund discloses that it will invest, under normal market conditions, “at least 80% of its net assets (plus borrowings for investment purposes) in equity securities…” Therefore, the Fund can invest up to 20% of its assets in other types of investments, including derivatives. A more expansive discussion of selling and purchasing derivatives is included in the statutory prospectus under “Derivative Investments” and in the SAI under “Derivatives and Hedging.” Additionally, under the section “Other Investment Strategies and Risks” in the prospectus, we disclose that “[d]erivatives may allow the Fund to increase or decrease its exposure to certain markets or risks for hedging purposes or to seek investment return.”

14.	The section titled “Risks of Master Limited Partnerships” may be too long for a risk factor in the Summary. Please consider condensing this section into more of a summary format.

We have condensed the disclosure of this section.

15.	In the sections titled “Risks of Foreign Investing” and “Risks of Developing and Emerging Markets,” please add disclosure, if applicable, of the risks of investing in the energy industry in foreign countries.

We respectfully decline to make this change as we believe that our separate disclosure on “Risks Related to Energy Companies” is applicable to both U.S. and foreign investing in the energy industry.

Portfolio Managers

16.	In this section, it states that Brian Watson has been a vice president and portfolio manager of the Fund “since its inception.” Please provide the date of inception in substitution of that phrase. This comment also applies to section titled “Portfolio Manager” on page 20.

We believe it is important for investors to be informed when a portfolio manager has managed a fund since the beginning of its operations. In those cases, we believe that the term “since inception” is the cleanest and least confusing way to inform them. Additionally, we note that the Fund is currently unable to confirm a precise date for the Fund’s inception until after the Commission grants the Fund’s registration statement “effectiveness.” Furthermore, we point out that after the Fund commences operations, the precise date of inception will be included in the Fund’s first shareholder report; and prior to the release of that report, the inception date of the Fund will be provided on the Fund’s web page. The inception date of each share class will also be provided in the prospectus performance table and financial highlights after one full calendar year. Accordingly, we believe our approach is consistent with Form N-1A’s requirement to state the length of service of the portfolio manager (without mandating that a precise date be disclosed) and also informs investors of the portfolio manager’s continuous involvement with the Fund since the day it launched.

More About the Fund (pp. 8-21)

17.	On page 9, in the section titled “Energy Company Risks,” there is a reference to “NGLs.” Please define “NGLs.”

We have revised the disclosure to define “NGLs” as “natural gas liquids.”

Greenfield Project - Pay-in-kind Securities

18.	On page 11, in the section titled “Greenfield Project,” it states that the investments may be structured as Pay-in-kind securities. Please discuss the risks presented by investments in payment in-kind (“PIK”) securities. Please specifically disclose the items listed below. Also, the following items constitute risk disclosure, thus, please augment the Principal Risk section to include risks attendant to PIK securities.

a.	The higher interest rates on PIK securities reflect the payment deferral and increased credit risk associated with such instruments and that such investments generally represent a significantly higher credit risk than coupon loans.

b.	Even if accounting conditions are met, the borrower could still default when the Fund’s actual collection is supposed to occur at the maturity of the obligation.

c.	PIK securities may have unreliable valuations because their continual accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.

d.	The deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

We note that the risk items listed above are already disclosed in the section “Pay-In-Kind Securities,” which is located in “Other Investment Strategies and Risks” (p. 15). As we do not consider PIK securities to be a principal investment strategy of the Fund (since they are only one possible structure used for investments in Greenfield Projects), we respectfully decline to relocate the risks attendant to PIK securities to “Greenfield Projects” in Principal Risks.

19.	On page 16, there is disclosure regarding the “Risk of Leverage.” Please disclose whether the Fund intends to leverage and, if so, by what means (e.g., issuance of debt or preferred stock). Depending on the response, we may have further comments.

The Fund does not intend to use leverage at this time, other than the leverage associated with the use of certain derivatives as a non-principal investment strategy.

Portfolio Turnover (p. 20)

20.	This section states that, based on the Fund’s activities, the Fund may have a portfolio turnover rate of over 100% annually. Please disclose whether the Fund anticipates a high turnover rate, and if so, please add attendant risk disclosure in the summary section.

The Fund does not normally anticipate a high portfolio turnover rate. However, the Fund acknowledges that Item 16(e) of Form N-1A could require certain disclosure in the future in light of certain changes in portfolio turnover.

Statement of Additional Information

21.	In the section titled “Other Fundamental Investment Restrictions,” the last sentence of the section on what constitutes “concentration,” states that that the 25% concentration limit does not apply to “securities issued by investment companies.” However, confirm to us that the Fund will look through to assets held by affiliated underlying funds (and unaffiliated ones that the Fund knows concentrates in a particular industry) to determine if the 25% threshold is met.

The Fund will consider, to the extent practicable, the concentration of any underlying investment companies it may invest in when determining compliance with its concentration policy.

22.	In the section titled “Regulatory Aspects of Derivatives and Hedging Instruments,” the SAI states that while the Fund manager will be registered as a commodity pool operator under the Commodity Exchange Act, the manager currently intends to limit “a Fund’s” use of futures, options on such futures, commodity options and certain swaps in order to permit such Fund to continue to claim an exemption under the Commodity Futures Trading Commission rules. Please clarify whether this arrangement applies to this specific Fund (given the reference to “a Fund”), and if so, how the Manager intends to monitor the limitation of the Fund’s use of such investments.

The only reference to “a fund” in the referenced section is in the first line of the second paragraph. There, the use of “a fund” is appropriate because the context concerns previous CFTC rules that allowed any fund to claim an exclusion from registration as a CPO. (The arrangement applies to this Fund, as well as certain other funds in the Oppenheimer complex.) In the third paragraph, the Fund indicates that the manager intends to monitor the use of the instruments consistent with internal compliance procedures. Accordingly, we have not revised the disclosure.

23.	In the Table listing the trustees, please clarify in the heading “Other Trusteeship/Directorships Held” that the trusteeships/directorships are positions held during the past five years. (We note that the Table states that the principal occupations are positions held during the past 5 years, but it is not clear that this includes trusteeships/directorships. Please clarify.)

As a threshold matter, we believe Form N-1A allows for the inclusion of information in the SAI that is additional beyond the information the Form specifically requires. Thus, we read Form N-1A’s reference to the “5 years” timeframe as denoting the minimum amount of information required by it; not as providing an “up to” or “only” 5 years requirement. It is quite frequently the case that officers and directors/trustees may have relevant experience that elucidates for an investor the officer’s or director/trustee’s experience, expertise and knowledge with respect to the Fund and its investments, the market and the industry. We believe this is particularly pertinent for directors/trustees (e.g., we believe it is helpful for investors to be aware of relevant experience with another mutual fund complex, or with a service provider in the fund industry, even if beyond five years).

Consequently, for purposes of the table, we do not wish to restrict officers and directors/trustees relevant information solely to the past 5 years.

24.	We note that Appendix A of the SAI provides information about special sales charge arrangements. Please explain why this information is not incorporated into the SAI, but is, instead, in an appendix. We may have further comments.

We view the information as part of, not separate from, the SAI; but rather merely consolidated in an appendix. Due to the amount of information and the various exclusions, options and caveats, we believe that shareholders, potential investors and their financial intermediaries are better served when this information is presented in a consolidated, convenient (i.e., relatively portable) format.

General Comments

We have not submitted, nor currently expect to submit, an exemptive application or no-action request in connection with the registration statement. The Fund hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Taylor V. Edwards

OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

212-323-0310

tedwards@ofiglobal.com

Sincerely,

/s/ Amy E. Shapiro

Amy E. Shapiro

Vice President & Assistant Counsel

cc: Arthur S. Gabinet, Esq.

Cynthia Lo Bessette, Esq.

Edward Gizzi, Esq.

Ropes & Gray LLP